May 1, 2007

Mr. Vince DeStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:   Constellation Institutional Portfolios
      File No. 333-119865 and 811-21113

Dear Mr. DeStefano:

      This will confirm our telephone conversation on Thursday, April 19, 2007 regarding the 485(a) filing made by the Constellation Institutional Portfolios ("Registrant") on March 2, 2007. Your comments and the Registrant's responses are set forth below:

PROSPECTUS

Comment

You noted that the performance information was missing for all Series.

Response

The information has been added.

Comment

You asked if there is an interest expense that should be included in the expense tables for all Series. You also asked if there is a unified fee structure agreement relating to the 0.75%.

Response

There is not an interest expense on these Series. There is a unified fee structure agreement.
Comment

You requested that the Registrant consider whether the footnotes beneath the fee tables should be moved beneath the example tables for all Series.

Response

Due to formatting issues the Registrant has elected to keep the footnotes in their current location.

Mr. Vince DeStefano
April 30, 2007
Page Two

Comment

You noted on page 9, under the heading "Principal Risks", is the following:
"Futures contracts and options may be used to hedge against adverse changes in the market value of securities held by or to be bought for the Portfolio, or to lock in unrealized appreciation. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a specific security at a specified future time and at a specified price. An option gives the purchaser the right, in exchange for a premium, to assume a position in a security or futures contract at a specified exercise price during the term of the option." You stated that this is not a risk and should be moved under the heading "Principal Strategy" section.

Response

The information has been moved under the heading "Principal Strategy".

Comment

You noted on page 9, under the heading "Principal Risks", is the following:
"Even a small investment in derivative instruments can have a large impact." You stated that this sentence does not clearly define a derivative as a risk, and also that the word "impact" is not always a bad term and should be clearly defined as a risk.

Response

The sentence has been replaced with the following: "The Portfolio's use of futures and options may expose the Portfolio to additional risks that it would not be subject to if it invested directly in the securities underlying those derivatives. These risks may cause the Fund to experience higher losses than a fund that does not use derivatives."

Comment

You referred to page 12, under the heading "Portfolio Composition", and asked if the Portfolios use Leveraging.

Response

Leveraging is not part of the Funds' principal investment strategy.

Mr. Vince DeStefano
April 30, 2007
Page Three

Statement of Additional Information

Comment

Page B-6: Under the heading "Fundamental Policies", bullet number four, you asked if there was a fundamental policy on the limits of making loans of money, etc.

Response

The Registrant is prohibited from making loans except for the activities listed (purchasing fixed income securities, lending portfolio securities or entering into repurchase agreements.)

Comment

Page B-6: Under the heading "Fundamental Policies", bullet number seven, you requested that we change the verbiage in the sentence from "Borrow money from banks in an amount which exceeds 33 1/3% of the value of its total assets (including the amount borrowed) less the Portfolio's liabilities (other than borrowings), except that the Portfolio may borrow up to an additional 5% of its total assets (not including the amount borrowed) from a bank for temporary or emergency purposes." to "Borrow money except from banks and then in an amount which does not exceed 33 1/3% of the value of its total assets (including the amount borrowed) less the Portfolio's liabilities (other than borrowings), except that the Portfolio may borrow up to an additional 5% of its total assets (not including the amount borrowed) from a bank for temporary or emergency purposes."

Response

The verbiage has been changed to reflect your comment.

Mr. Vince DeStefano
April 30, 2007
Page Four

In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513.362.8217 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary